Prenetics Announces Fourth Quarter and Full Year 2024 Financial Results, Provides 2025 Guidance

Revenue grew 93.5% to $10.5 million in the fourth quarter and 40.9% year-over-year to $30.6 million in 2024

Cash and short-term assets of $84.8 million as of December 31, 2024

Provides first quarter and full year 2025 guidance

Projects full year 2025 revenue of $73 million to $85 million, driven by the strong launch of IM8 Health

CHARLOTTE, N.C., March 5, 2025 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading health sciences company, today announced its preliminary unaudited financial results for the fourth quarter and full year ended December 31, 2024, along with recent business updates.

Management Commentary
Danny Yeung, Chief Executive Officer and Co-Founder, remarked: “The past few years, including 2024, marked a pivotal rebuilding phase for Prenetics. Today, we are seeing the fruits of our labor—and 2025 will be a defining year. Our business units are gaining momentum, setting new records every month and driving sustainable growth. Leading this charge is IM8 Health, our premium supplements brand, which is making a profound health impact globally.

Since its launch 3 months ago, IM8 Health has rapidly gained traction:
•An average order value (AOV) of $106—a testament to premium positioning and customer loyalty;
•83% subscription rate, with customers overwhelmingly choosing recurring monthly deliveries.

In a saturated market, IM8 has carved out a distinct position by fostering an engaged community and ecosystem centered on holistic health—empowering individuals to take ownership of their wellness journeys. This is just the beginning.

Our strategic acquisitions are bearing fruit. Europa, acquired just six months ago to support IM8’s growth, is on track to break even by the second half of 2025, with meaningful revenue expected by year-end. Meanwhile, CircleDNA has nearly doubled its revenue in 2024, transitioning from losses to standalone profitability—a testament to our operational team.

We’ve also taken steps to sharpen our focus by divesting assets in our clinical business units to focus on our fast growing consumer business. We recently sold a portion of our stake in Insighta to Tencent, reducing our ownership from 50% to 35%. This $30 million cash went in our balance sheet and values our remaining stake at $70 million, underscoring the latent value in our clinical portfolio. Meanwhile, we are conducting a strategic review of ACT, which has demonstrated steady performance in FY 2024.”

Mr. Yeung continued, “Moving forward, Prenetics will concentrate fully on our consumer health brands—IM8, Europa, and CircleDNA—businesses we wholly own 100% and are scaling aggressively. With $84.8 million in cash and short-term assets, Prenetics is well positioned to capitalize on significant growth opportunities. This momentum marks a pivotal transformation for the company: in 2024, we delivered $16.1 million in revenue (excluding ACT) and we project a robust 350-450% year-over-year revenue increase to $73-$85 million (excluding ACT) in 2025, while aiming to be profitable by the end of Q4 2025 and into 2026. To our team, shareholders and partners: thank you. Together, we’re not just building a company – we’re redefining the future of global health.”

For the first quarter of 2025, we expect consumer results to be:
•Revenue of $11.5 million to $13 million.
◦IM8: $4.0 million to $4.5 million
◦Europa: $5.0 million to $5.5 million
◦CircleDNA: $2.5 million to $3.0 million
•Adjusted EBITDA loss: $(5.5) million to $(6.0) million

For the full year 2025, we expect consumer results to be:
•Revenue of $73 million to $85 million
◦IM8: $30 million to $35 million
◦Europa: $30 million to $35 million
◦CircleDNA: $13 million to $15 million
•Adjusted EBITDA loss: $(13) million to $(15) million
•Q4 2025: Adjusted EBITDA profitable

Preliminary Financial Highlights for the fourth quarter and full year ended December 31, 2024

For the fourth quarter and full year ended December 31, 2024

	Three Months Ended December 31,			Year Ended December 31,
	2024	2023	Y-o-Y changes	2024	2023	Y-o-Y changes
	(unaudited)	(unaudited)		(unaudited)	(unaudited)
	(in $ millions, except percentages)
Financial metrics
Continuing operations
Revenue	10.5	5.4	93.5%	30.6	21.7	40.9%
Gross profit	4.6	2.7	73.1%	16.1	8.8	82.6%
Loss from operations from continuing operations under IFRS	(12.1)	(13.3)	(8.6)%	(43.7)	(51.9)	(15.8)%
Adjusted EBITDA loss from continuing operations (Non-IFRS)	(6.8)	(6.1)	10.8%	(22.2)	(24.8)	(10.5)%

•Revenue from continuing operations of $10.5 million in the fourth quarter 2024, as compared to $5.4 million in the fourth quarter 2023, an increase of 93.5%.
•Revenue from continuing operations of $30.6 million in the full year 2024, as compared to $21.7 million in the full year 2023, an increase of 40.9%.
•Gross profit from continuing operations of $4.6 million in the fourth quarter 2024, as compared to $2.7 million in the fourth quarter of 2023, an increase of 73.1%.
•Gross profit from continuing operations of $16.1 million in the full year 2024, as compared to $8.8 million in the full year 2023, an increase of 82.6%.
•Gross margin of continuing operations in the fourth quarter 2024 decreased to 44.0% from 49.2% in the fourth quarter 2023.
•Gross margin of continuing operations in the full year 2024 increased to 52.6% from 40.6% in the full year 2023, driven by operational efficiencies, better pricing strategies, and cost optimization measures.
•Adjusted EBITDA loss from continuing operations of $(6.8) million in the fourth quarter 2024, compared to $(6.1) million in the fourth quarter 2023.
•Adjusted EBITDA1 loss from continuing operations of $(22.2) million in the full year 2024, a slight improvement compared to $(24.8) million in the full year 2023.

1 Adjusted EBITDA is defined as loss from operations excluding (1) employee equity-settled share-based payment expenses, (2) depreciation and amortization, (3) amortization of deferred expenses, (4) acquisition and transaction-related costs, (5) strategic realignment and discontinued products impact, and (6) finance income and exchange gain or loss, net. These adjustments are made for items that may not be indicative of our business performance, including non-cash and/or non-recurring items.

About Prenetics
Prenetics (NASDAQ:PRE), a leading health sciences company, is dedicated to advancing consumer and clinical health. Our consumer initiative is led by IM8, a new health and wellness brand and Europa, one of the largest sports distribution companies in the USA. Our clinical division is led by Insighta, our $200 million venture focused on multi-cancer early detection technologies. Each of Prenetics’ units synergistically enhances our global impact on health, embodying our commitment to ‘enhancing life through science’. To learn more about Prenetics, please visit prenetics.com.

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company’s ability to further develop and grow its business, including new products and services; its ability to execute on its new business strategy in genomics, precision oncology, and specifically, early detection for cancer; the results of case control studies and/or clinical trials; and its ability to identify and execute on M&A opportunities, especially in precision oncology. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact:
investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
Prenetics Global Limited
angela.hm.cheung@prenetics.com

Basis of Presentation
Non-IFRS Financial Measure has been provided in the financial statements tables included at the end of this press release. An explanation of this measure is also included below under the heading “Non-IFRS Financial Measure”.

Non-IFRS Financial Measure
To supplement Prenetics’ consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), the Company is providing non-IFRS measure, adjusted EBITDA loss from continuing operations. This non-IFRS financial measure is not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes this non-IFRS financial measure is useful to investors in evaluating the Company’s ongoing operating results and trends.

Management is excluding from some or all of its non-IFRS results (1) Employee equity-settled share-based payment expenses, (2) depreciation and amortization, (3) Amortization of deferred expenses, (4) Acquisition and transaction-related costs, (5) Strategic realignment and discontinued products impact, and (6) finance income and exchange gain or loss, net — items that may not be indicative of our business, results of operations, or outlook, including but not limited to non-cash and/ or non-recurring items. These non-IFRS financial measures are limited in value because they exclude certain items that may have a material impact on the reported financial results. Management accounts for this limitation by analyzing results on an IFRS basis as well as a non-IFRS basis and also by providing IFRS measures in the Company’s public disclosures.

In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the non-IFRS reconciliations provided in the tables captioned “Reconciliation of loss from operations from continuing operations under IFRS and adjusted EBITDA loss from continuing operations (Non-IFRS)” set forth at the end of this document.

Preliminary and Unaudited Nature of the Information
The financial information contained in this press release is based on preliminary, unaudited results and reflects our current estimates based on information available as of this date. These preliminary results remain subject to completion of our normal period end accounting and external audit procedures. Accordingly, actual results may differ from these estimates.

The preliminary, unaudited financial information presented here should not be viewed as a substitute for full, audited financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). In addition, this press release does not present all necessary information for an understanding of our financial condition or results of operations as of and for the applicable period. Investors should not place undue reliance on these preliminary results, which are not intended to be, and should not be construed as, indicative of final reported results

PRENETICS GLOBAL LIMITED
Non-IFRS Financial Measures
(Expressed in United States dollars unless otherwise indicated)

Reconciliation of loss from operations from continuing operations under IFRS and adjusted EBITDA loss from continuing operations (Non-IFRS)

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
	(in $ millions)
Loss from operations from continuing operations under IFRS	(12.1)	(13.3)	(43.7)	(51.9)
Employee equity-settled share-based payment expenses	1.1	—	6.0	10.6
Depreciation and amortization	1.5	1.6	6.0	6.7
Amortization of deferred expenses	2.1	1.7	8.3	7.8
Acquisition and transaction-related costs	1.8	—	3.6	—
Strategic realignment and discontinued products impact	—	0.7	0.2	2.4
Impairment loss of goodwill	—	3.9	—	3.9
Finance income, exchange gain or loss, net	(1.1)	(0.7)	(2.5)	(4.3)
Adjusted EBITDA loss from continuing operations (Non-IFRS)	(6.8)	(6.1)	(22.2)	(24.8)

Continuing revenue by product

	Year Ended December 31,
	2024	2023	Y-o-Y changes
	(unaudited)	(unaudited)
	(in $ millions, except percentages)
CircleDNA	10.0	5.9	68.0%
ACT Genomics	14.7	15.6	(5.8)%
IM8	0.4	—	100.0%
Europa	5.2	—	100.0%
Others	0.4	0.2	86.8%
	30.6	21.7	40.9%